NEWS HIT Finances First San Francisco Project of $1 Billion Initiative and Aids Local Economy READ MORE


Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.7B	$9.1B	118,679	182.2M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED